SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  June 25, 2002

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                              AMP Productions, Inc.

             (Exact name of registrant as specified in its charter)

       Nevada                                              87-0654585
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(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                            Identification No.)

80 Orville Drive
Bohemia, NY                                                     11716
----------------------------------------                  --------------------
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area code:       (516) 977-3015
                                                          ---------------

Securities to be registered pursuant to Section 12(b) of the Act:    NONE

Securities to be registered pursuant to Section 12(g) of the Act:  COMMON STOCK
                                                                   -------------

                          See Exhibit Index at Page 34.


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I, ITEM 1. DESCRIPTION OF BUSINESS

         AMP was incorporated as a Nevada corporation in February 2000 to promote concerts, festivals and other entertainment events. Our strategy will be to promote concerts featuring nationally and regionally known artists and groups and utilize midsized arenas and auditoriums, as well as promoting family - oriented entertainment festivals in vacation resorts. Competition in these niches is intense but fragmented.

         AMP plans to work closely with talent agencies that manage artists and groups. Some of the founders were involved with other entities whose activities included promoting concerts and entertainment performances.

         AMP is unable to estimate a time period as to when we will commence promotional activities because of our extremely limited financial resources. The timing of the implementation of AMP's business strategy is dependent on its ability to obtain sufficient financing to undertake its plans. AMP cannot provide any assurances of the likelihood of it obtaining sufficient financing to undertake our operating plan and initiate revenue.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

         In December 2000, AMP entered into consulting agreements with eSAFETYWORLD, Inc. and EB Consulting under which those entities agreed to provide AMP with:

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        o administrative and customer service support;

        o accounting and management services support,

        o office space and telephone services,

        o technical assistance in designing, establishing and hosting a website if business needs require such a site, and

        o technical assistance in implementing the use of smart cards in the purchase of event tickets assuming operations have begun.

         The agreements were amended in May 2001 with the amended terms being considered to be retroactive to December 2, 2000. AMP agreed to pay eSAFETYWORLD and EB Consulting aggregate fees of $400,000 ($300,000 for eSAFETYWORLD and $100,000 for EB Consulting) which at AMP's option could be satisfied by the issuance of 950,000 shares of AMP's common stock. In February 2001, AMP opted to issue the shares of common stock. In addition, eSAFETYWORLD was entitled to receive an aggregate of 15% of AMP's annual pretax income as determined in conformity with generally accepted accounting principles for a period of three years.

         EB Consulting is a partnership owned by Edward A. Heil and R. Bret Jenkins who are officers and directors of eSAFETYWORLD and own 44% of our outstanding common stock.

         In September 2001, the agreement with eSAFETYWORLD was rescinded and the 600,000 shares were cancelled, and we entered into a new agreement with eSAFETYWORLD providing for substantially similar services. The initial 600,000 shares were fully earned by eSAFETYWORLD at the time that the new contract was executed. The new contract expired on November 30, 2001 and can be renewed for one-year periods based on the mutual consent of the parties. On December 1, 2001 the agreement was renewed for a one-year period commencing on the effective date of this Form 10 at which time we will distribute the 600,000 shares previously earned by eSAFETYWORLD. We have the option of issuing 200,000 shares or making a payment of $100,000 to satisfy our obligation under the contract renewal and are obligated to advise eSAFETYWORLD of our decision at the time that work under the contract renewal commences. eSAFETYWORLD is not entitled to receive any portion of our revenue under the agreement.

         In October 2001, we negotiated the cancellation of our agreement with EB Consulting, and the shares issuable under that agreement were returned and cancelled. EB Consulting no longer has any of our shares nor does it have a right to receive any of the Company's shares.

         Both of the agreements were negotiated on our behalf by David Brown, our president, who has no association with eSAFETYWORLD or EB Consulting.

General strategies

         We have identified a specific market niche that we believe maximizes the likelihood of profits and minimizes the risk of loss normally associated with the entertainment business. Our management has very limited experience in

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the entertainment and concert promotion industry with no operational experience.
Management's experience in the entertainment and concert promotion industry is limited to reviewing contracts for artists and venues. Therefore, we will rely heavily on independent consultants and agents to book and agents to negotiate, book and supervise performances. We will not have exclusive arrangements with these independent contractors and will not be able to control the extent of time or effort that they will devote to us and our interests. We will not be able to ensure that they will make the best opportunities known to them available to us. In addition, certain consultants who will assist us also have very limited experience in the entertainment industry.

         The key elements of this strategy are:

Artists and groups - We plan to promote concerts featuring nationally and regionally known artists and groups because these types of artists and groups have sufficiently large followings so as to reduce the need for advertising and promotion. We will emphasize artists and groups who are well known but who do not currently have a recording at the top of the charts. This strategy will enable us to benefit from the followings of groups without assuming the risk associated with large minimum guarantees. These large guarantees are the principal reason that promoters lose money on concerts. Avoiding large minimum guarantees is at the heart of our strategy.

         We plan to promote artists and groups that have a relationship or business history with one of our consultants or agents. This policy will enable us to reduce the requirement for guarantees and also increases the likelihood of scheduling multiple concerts or tours.

Venues - A venue is a facility in which an event is held or takes place. Venue-related costs are generally the second most expensive production cost, exceeded only by the cost of the artist or group. Our strategy for venues is to use facilities with capacities ranging from 5,000 to 12,000 located in suburban areas or small cities. Facilities that have capacities lower than 5,000 are unlikely to allow us to meet our goals and larger facilities generally require guarantees at levels that make the risk of loss unacceptably high. In evaluating venues, we will seek facilities having low minimum guarantees, low operating costs, as well as good location and parking. For the most part, we will seek and use facilities that are not unionized and that do not rely on concerts or similar entertainment events as their primary source of revenue.

         We will consider using venues throughout the country. The number of acceptable facilities is quite large and includes athletic facilities located on college campuses and arenas located in medium-sized cities.

         We may also promote concerts in clubs or auditoriums during the early stages of our operations because the initial costs of that type of promotion are relatively low and there are a large number of facilities to deal with.

Business Strategy

         We will promote events that we believe are likely to be successful given the demographics of the area surrounding the selected venue. For example, country artists are likely to be popular in many areas in the South, Oldies

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groups tend to be popular in retirement communities, rock groups on college campuses if classes are in session, etc. The basic approach is summarized as:

Step One - Match a venue with a group or artist likely to be successful given the venue's demographics.

Step Two - Negotiate an agreement with the venue. We will endeavor to reduce the advance payment requirements to a minimum. A basic agreement usually covers rent, ushers, tickets stagehands and concessions.

Step Three - Negotiate terms with the artist or group. These negotiations generally take place with an agent or attorney. Well known artists normally receive guaranteed minimum payments against a percentage of the gate.

Step Four - Analyze the data using a standard event worksheet. Summarize all costs of the proposed events after estimating ancillary costs such as hotels and meals for the artist, advertising, etc. After all costs are known, we will determine ticket prices that must generally be sufficient to permit the event to breakeven if ticket sales achieve 50 percent of the venue's capacity. The ticket price calculated in this manner must be realistic given the nature of the event and the demographics of the area. If these conditions are met, we will actively consider the event. If not, we will not pursue the event.

Step Five - Enter into the necessary agreements.

Step Six - Promote the event through the medium considered most effective in the area. Wherever possible, barter tickets for services and consider teaming with a local radio station and other sponsors.

Step Seven - On the day of the event, ensure that the artist has been picked up at the airport or hotel and the venue is ready for the event. Institute procedures to ensure that we obtain accurate information about ticket counts and concession sales. The amount of oversight necessary in these areas is a direct function of our founders' past relationship with the venue's management. In almost all cases, this function will be performed on-site by us or our representative.

Step Eight - Attend the settlement or closing meeting to ensure that all contract requirements have been met.

         It is more efficient to negotiate multiple events with artists. Likewise, use of the same venue several times a year reduces negotiating time and increases the likelihood of minimizing requirements for large advances.

         EB Consulting will provide the legal and other support in negotiating contracts for the events and will provide logistical support in supervising activities at the venues on the day of each event.


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Other opportunities - We will consider sponsoring occasional three or four-day festivals in conjunction with various sponsors. These festivals will coincide with holiday weekends and will feature family style entertainment. Two other avenues of opportunity are:

        o Co-promoting major events in large city arenas or stadiums. We would only participate in these events on a "co-promoter" basis to minimize the risk of loss associated with large events while at the same time benefiting from being a part of a major event.

        o Managing artists and groups to take advantage of our contacts, as well as legal and financial experience.

Competition

         The market in which we expect to compete is highly competitive, and we will face competition from one or more entities in all geographic areas where we expect to operate. In addition, we anticipate that competition will increase in the future. Many of our competitors are larger businesses and have substantially greater financial resources and a much greater contact base in the industry than we will have.

Facilities

         AMP will operate out of offices located at 80 Orville Drive, Bohemia, NY 11716, provided to it as part of an overall consulting agreement by eSAFETYWORLD, Inc. These offices are expected to be sufficient for AMP's purposes until it starts generating revenue.

         Our telephone number is 516-977-3015.

Employees

         At March 31, 2002, AMP had no fulltime employees. AMP has relied and will continue to rely on consultants and independent contractors wherever possible. AMP's future success will be materially dependent upon continued services and contributions of AMP's founders, all of whom are actively engaged in other business ventures. Our founders currently contribute between five and ten hours per month. As the business grows, David Brown will spend increasingly more of his time on our business.

Legal Proceedings

         AMP is not a party to any legal proceedings and no legal proceedings have been threatened against us to the best of our knowledge.

Financial Information

         Our financial statements for our fiscal year ended April 30, 2002 is found in Part I, Item 2: Financial Information.

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PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

AMP has not yet commenced revenue producing operations. The extent of operations over the next 12 months will be determined by:

        o The amount of financing obtained, if any;

        o The willingness of eSAFETYWORLD to provide funding for guarantees and deposits for events; and

        o Our ability to negotiate noncash compensation to satisfy commitments.

         We cannot predict what our level of activity will be over the next 12 months. We will not incur any cash obligations that we cannot satisfy. Our agreement with eSAFETYWORLD will accommodate our administrative needs for the next six to 12 months without requiring any cash outlays. Wherever possible, we will negotiate noncash forms of consideration to pay for services. We will not incur liabilities payable in cash without a committed source of cash to satisfy those liabilities.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Liquidity

         AMP does not have any credit facilities or other commitments for debt or equity financing. No assurances can be given that advances will be made available to it by shareholders and others when needed. AMP believes that it can commence revenue producing activities if it obtains investments of $200,000. That amount would cover initial expenses and event deposit and guarantee fees. We will engage the services of an investment banking firm to assist us in raising capital and will be guided by that firm's advice as to the form and nature of a transaction, if a transaction can be arranged on any terms of which there can be no assurances. We currently have no arrangements or agreements with anyone to provide investment banking or investment finder services. We believe that current market conditions may make discretionary drawdown lines of credit or a similar equity infusion the most probable facility if our common stock begins to trade at sufficient volumes. However, no assurances can be given that we will be successful in obtaining an equity facility or any other form of investment.

         We plan on pursuing equity lines of credit or similar facilities if our common stock begins to trade at sufficient volumes. However, no assurances can be given that we will be successful in obtaining an equity facility. If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or

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terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. To date, we have had no discussions with any potential funding sources nor have we authorized any agent to do so on our behalf.


New Accounting Pronouncements

         No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on AMP's financial position or reported results of operations.

         The SEC's proposals define an accounting estimate recognized in the financial statements as a "critical accounting estimate" if:

        o the accounting estimate requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

        o different estimates that a company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of a company's financial condition, changes in financial condition or results of operations.

The proposals would also require the following information in the MD&A section:

        o A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

        o An explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

        o A quantitative discussion of changes in line items in the financial statements and overall financial performance if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

        o A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

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        o A statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

        o If the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

        o A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

The proposals also would include a requirement that companies update this part of the required disclosure to show material changes in their quarterly reports.

Risk Factors

Because our operating history is limited from the period since February 2000, we may not be able to successfully manage our business or achieve profitability.

         We will commence revenue producing operations in the middle of 2002 if we obtain sufficient financing to cover minimum event guarantees. We have no operating history upon which to evaluate our future performance and prospects. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. Our principal risks are:

        o ability to negotiate acceptable contracts with artists and groups;

        o ability to negotiate acceptable arrangements with venues; and

        o ability to arrange for promotional spots with radio stations in the areas covered by the venues.

         There can be no assurance that we will be able to raise sufficient funds to cover pre-event guarantees which are necessary to generate significant revenues or achieve profitable operations or that our operations will generate positive cash flow.

AMP has no financial resources, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

         AMP has virtually no financial resources and an operating loss accumulated during the development stage. Its auditors state in their opinion on AMP's financial statements that this lack of resources causes substantial doubt about AMP's ability to continue as a going concern. No assurances can be given that AMP will generate sufficient revenue to continue as a going concern.

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AMP has had negative cash flow since inception and anticipates operating losses and negative cash flow for the foreseeable future.

         AMP has incurred negative cash flow since inception and has an accumulated deficit of $323,000 at April 30, 2002. Furthermore, AMP believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable because of costs and expenses related to marketing and development stage activities.

         AMP cannot be certain that our business strategy will be successful or that it will successfully address these risks

AMP will depend on eSAFETYWORLD and independent contractors to supply a substantial portion of its day-to-day activities.

         AMP has entered into consulting agreements with eSAFETYWORLD and an affiliated entity, EB Consulting, under which those entities have agreed to provide a significant portion of our administrative, technical and customer service functions as well as provide office space and other infrastructure needs. The likelihood of us being able to implement our business strategy would be materially reduced if we have a disagreement with eSAFETYWORLD or if eSAFETYWORLD were to encounter financial difficulties that would prevent it from providing the agreed-upon services.

AMP's management has very limited experience in the entertainment industry and will rely on outside consultants and agents to perform its event booking operations.

         Our management has very limited experience in the entertainment and concert promotion industry. Therefore, we will rely heavily on independent consultants and agents to book and agents to negotiate, book and supervise performances. We will not have exclusive arrangements with these independent contractors and will not be able to control the extent of time or effort that they will devote to us and our interests. We will not be able to ensure that they will make the best opportunities known to them available to us. In addition, certain consultants who will assist us in this area, including EB Consulting and Bridget Owens, a director, have very limited experience in the entertainment industry.

         We will also be unable to control or even determine the ongoing viability of these consultants and booking agents. Some providers may discontinue operations with little or no notice. The loss of a consultant or booking agent, particularly if closely associated with popular artists, could have an immediate and deleterious impact on our business.

         Our business is unlikely to be successful and may not survive if independent consultants and agents do not provide a schedule of popular artists on terms that can be financed or funded.

AMP is heavily dependent upon the ongoing efforts of David Brown.

         AMP's ongoing efforts to establish its business are heavily dependent upon the ongoing efforts of David Brown. If Mr. Brown were to leave AMP or be

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unable to perform services for any reason, it is unlikely that AMP would be able to implement its strategic plan.

AMP will need financing which may not be available.

         AMP will endeavor to use noncash compensation wherever possible to implement its strategies. However, some cash will be required to complete these tasks. AMP has not established a source of equity or debt financing which would permit it to implement its business plan, and we currently have no arrangements or agreements with anyone to provide investment banking or investment finder services. AMP will require some form of financing. There can be no assurance that we will be able to raise sufficient funds to cover pre-event guarantees which are necessary to generate significant revenues or achieve profitable operations or that our operations will generate positive cash flow. If AMP is unable to obtain financing, we will probably be unable to commence revenue producing activities.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligation.

         We have no committed source of financing. Wherever possible, we will attempt to use noncash consideration to satisfy obligations. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material. The trading price of AMP common stock is likely to be subject to significant fluctuations

         There can be no assurance as to the prices at which the AMP common stock will ever trade. Until the AMP common stock is fully distributed and an orderly market develops in the AMP common stock, if ever, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for the AMP common stock will be determined in the marketplace and may be influenced by many factors, including:

        o the depth and liquidity of the market for AMP common stock,

        o developments affecting the business of AMP generally and the impact of those factors are referred to below in particular,

        o investor perception of AMP, and

        o general economic and market conditions.

No assurance can be given that an orderly trading market will ever develop for our stock.

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AMP's board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

         AMP is authorized to issue up to 24,000,000 shares of common stock, par value $.001 per share. AMP's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the company.

AMP common stock has no prior trading market or liquidity

         Prior to the date of this document, there has not been any established trading market for AMP common stock. Application will be made to quote the shares of AMP common stock on the OTCBB under the symbol "AMPI." AMP cannot predict the likelihood of the application being accepted. If the application is accepted, AMP cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

Our shares are likely to be considered penny stock which will limit the ability of holders to sell the shares.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to AMP, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be a penny stock. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         Many brokerage firms and individual brokers do not deal in penny stocks because of the increased requirements. As a result, holders of penny stocks are likely to experience difficulties in trying to sell their shares.

Our future engagements may not be profitable.

         If we are successful in arranging concerts or shows in the future, some or all of these performances may lose money because the proceeds from ticket sales may be insufficient to meet minimum show guarantees. If we are successful

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in obtaining investments, we may lose the entire amount raised because of the losses of a single show. We cannot predict the likelihood of losses on shows in advance.

         For all of the foregoing reasons and others set forth herein, an investment in these securities involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors set forth in this Form 10.

PART I, ITEM 3. DESCRIPTION OF PROPERTY

         AMP currently operates out of a facility in Bohemia, New York provided to us by eSAFETYWORLD as part of our consulting agreement.

PART I, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of May 31, 2002, we had 9,000,000 shares of common stock outstanding. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of May 31, 2002; of all directors and executive officers of the company; and of our directors and officers as a group.



Name and Address             Number of Shares     Percent         Percent
of Beneficial Owner (3)     Beneficially Owned   of Class (1)    of Class (2)
-----------------------     ------------------   ------------    ------------
David Brown                      562,500            6.25            5.85

Edward A. Heil                 2,250,000           25.00           23.40

R. Bret Jenkins                2,250,000           25.00           23.40

Raymond Burghard               2,250,000           25.00           23.40

Stephen B. Schneer               337,500            3.75            3.62

Bridget C. Owens                 337,500            3.75            3.62

eSAFETYWORLD, Inc.                                                  6.25

Officers and Directors
as  a group (3 members)        1,237,500           13.75           12.89
---------------------------
(1)      Calculated based on 9,000,000 shares being issued and outstanding.
(2)      Assumes that the 600,000 shares issuable to eSAFETYWORLD have been issued.
(3)      The address for each person and entity is 80 Orville Drive, Bohemia, NY
         11716

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PART 1, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our management consists of:


     Name                        Age                   Title
------------------               ---      -------------------------------------
David P. Brown                    60      Director, president, CEO and chairman

Stephen B. Schneer                70      Director

Bridget C. Owens                  44      Director


David P. Brown is an attorney in Salt Lake City, Utah engaged in limited private practice since 1995. He teaches business law and alternative dispute resolution at the University of Phoenix. He served as the chairman of the securities law section of the Utah State Bar Association from 1993 to 1994. Mr. Brown was a shareholder in the law firm of Brown, Larson, Jenkins and Halliday from 1991 to 1995 and was a shareholder in the law firm of Mckay, Burton and Thurman from 1985 to 1991. He holds a Juris Doctorate degree from the University of Utah and is a member of the Utah State Bar Association. Mr. Brown will devote approximately 50 percent of his time to us after we obtain financing of $200,000 and approximately 10% of his time prior to raising such financing.

Stephen B. Schneer became a director in June 2001. He is in the private practice of law and holds a Bachelor of Arts Degree from Washington & Jefferson University and a Juris Doctorate from Columbia University. Mr. Schneer is also a director of Blue Marble World, Inc., a direct marketing company that has filed a registration statement with the SEC.

Bridget C. Owens became a director in February 2001 and has been a director of eSAFETYWORLD since June 1999. She served as special assistant to the board of directors of Laminaire Corporation, a publicly-held company that manufactured cleanroom and electronic products, from 1995 to February 2000. Prior to that she was director of marketing for Independent Network Group, Inc in 1994 and for Primac Inc., a privately-held transportation company, from 1992-1993. Prior to Primac, Ms. Owens owned and operated a trucking and transportation company. Ms. Owens currently operates a consulting business, EDK Associates, LLC, will be involved in booking artists and arranging for venues. Ms. Owens will devote approximately 5% of her time to us after we raise financing of at least $200,000.

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

Board of Directors

         All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. AMP has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, AMP will consider a directors' stock option plan.

Committees of the Board of Directors

         Concurrent with having sufficient members, the AMP board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

         All directors will be reimbursed by AMP for any expenses incurred in attending directors' meetings provided that AMP has the resources to pay these fees. AMP will consider applying for officers and directors liability insurance.

Stock Option Plan

         AMP has a stock option plan that expires in 2010 and enables AMP to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

         No options are outstanding.

Executive Compensation

         No officer, director or employee has received any compensation to date, and no director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000. Each officer and director will be paid a negotiated percentage of profits for the events that they arrange. They will receive no other compensation from us until we are operating profitably.

Conflicts of Interest

         None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Each officer and director is, so long as he is officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

PART 1, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On December 2, 2000, AMP engaged eSAFETYWORLD and an affiliated venture, EB Consulting, to provide under which those entities agreed to provide AMP with:

        o administrative and customer service support;

        o accounting and management services support,

        o office space and telephone services,

        o limited financial assistance to promote concerts,

        o technical assistance in designing, establishing and hosting a website, and

        o technical assistance in implementing the use of smart cards in the purchase of event tickets.

         The agreements were amended in May 2001 with the amended terms being considered to be retroactive to December 2, 2000. The agreements, as amended, have a two-year term and automatically roll over for an additional one year period on each anniversary date unless cancelled by one of the parties.

         AMP agreed to pay eSAFETYWORLD and EB Consulting aggregate fees of $400,000 which, at AMP's option, could be satisfied by the issuance of an aggregate of 950,000 shares of AMP's common stock. In February 2001, AMP opted to issue shares of common stock. In addition, eSAFETYWORLD is entitled to receive an aggregate of 15% of AMP's annual pretax income as determined in conformity with generally accepted accounting principles for a period of three years.

         In September 2001, the agreement with eSAFETYWORLD was rescinded and the 600,000 shares were cancelled, and we entered into a new agreement with eSAFETYWORLD providing for substantially similar services. The initial 600,000 shares were fully earned by eSAFETYWORLD at the time that the new contract was executed. The new contract expired on November 30, 2001 and can be renewed for one-year periods based on the mutual consent of the parties. On December 1, 2001 the agreement was renewed for a one-year period commencing on the effective date of this Form 10 at which time we will distribute the 600,000 shares previously earned by eSAFETYWORLD. We have the option of issuing 200,000 shares or making a payment of $100,000 to satisfy our obligation under the contract renewal and are obligated to advise eSAFETYWORLD of our decision at the time that work under the contract renewal commences. eSAFETYWORLD is not entitled to receive any portion of our revenue under the agreement.

         In October 2001, we negotiated the cancellation of our agreement with EB Consulting, and the shares issuable under that agreement were returned and cancelled. EB Consulting no longer has any of our shares nor does it have a right to receive any of the Company's shares.

         One director of AMP is also a director of eSAFETYWORLD. In addition, two of AMP's shareholders, Edward A. Heil and R. Bret Jenkins, who hold approximately 45% of our common stock, are officers and directors of eSAFETYWORLD and partners in EB Consulting. The agreements and related compensation were negotiated by AMP's president who believed that they afforded AMP with its most viable and direct chance of commencing operations

PART 1, ITEM 8. DESCRIPTION OF SECURITIES

Introduction

         AMP is authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Preferred Stock

         AMP's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, AMP's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although AMP has no present intention to issue any shares of preferred stock, there can be no assurance that AMP will not do so in the future.

Common Stock

         There are 9,000,000 shares of common stock issued and outstanding at May 31, 2002 held by 11 shareholders, exclusive of the 600,000 shares issuable to eSAFETYWORLD. The holders of AMP's common stock:

        o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

        o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

        o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

        o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Unissued Capital Stock

         Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if AMP's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of AMP, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

         One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of AMP to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of AMP by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of AMP's management and possibly deprive the stockholders of opportunities to sell their shares of AMP common stock at prices higher than prevailing market prices.

No Preemptive Rights

         No holder of any class of stock of AMP has any preemptive right to subscribe to any securities of AMP of any kind or class.

Quoting and Trading of AMP's Common Stock

         Prior to the date of this document, there has not been any established trading market for AMP's common stock. Application will be made to quote the shares of AMP's common stock on the OTCBB under the proposed symbol "AMPI." There can be no assurance as to the prices at which AMP's common stock will trade if a trading market develops, of which there can be no assurance. Until AMP's common stock is fully distributed and an orderly market develops, if ever, in AMP's common stock, the price at which it trades is likely to fluctuate significantly. Prices for AMP's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of AMP's common stock, developments affecting the businesses of AMP generally, including the impact of the factors referred to in "Risk Factors," investor perception of AMP and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

         Until AMP's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to AMP, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

        o the basis on which the broker or dealer made the suitability determination and

        o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks

         There is no public market for AMP's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of AMP's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. AMP's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

         The market price for AMP's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond its control, including the following:

        o actual or anticipated variations in quarterly operating results;

        o announcements by AMP or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        o additions or departures of key personnel;

        o sales or issuances of additional shares of common stock; and

        o potential litigation or regulatory matters.

         The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of AMP's common stock, regardless of AMP's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect AMP's stock price.

         The sale or availability for sale of a substantial number of shares of AMP's common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 9,000,000 shares of common stock currently held by AMP's management are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of AMP's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning AMP.

         AMP has 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 15,000,000 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.

                                     PART II

              PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         We have never paid any cash dividends on shares of our common sock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

PART II, ITEM 2. LEGAL PROCEEDINGS.

         We are not involved in any litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         We have no disagreements with our accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this Form 10 S-B, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

1. In February 2000, 9,000,000 shares of Common Stock, after giving effect to all subsequent stock splits, were issued and sold for $10,000 to nine individuals as founders. Subsequently, the shares of two founders were cancelled and reissued to four of the original founders and one additional individual.

2. In December 2000, 950,000 shares of Common Stock were issued for consulting services to eSAFETYWORLD, Inc. and EB Consulting. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultants. Registrant provided Consultant with business and financial information. Consultants had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultants had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend. No
                                       21
                underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. In September 2001, the agreement with eSAFETYWORLD was rescinded and the 600,000 shares were returned, and the parties entered into a new agreement providing for substantially similar services. The initial 600,000 shares were fully earned by eSAFETYWORLD at the time that the new contract was executed. The new contract expires on November 30, 2001 and can be renewed for one-year periods based on the mutual consent of the parties.

         The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

         In January 2001, Registrant effected a 2-for-1 stock split of its issued and outstanding common stock. In May 2001, Registrant effected a 2.25 -for-1 forward stock split of its common stock, effective for holders of record on February 15, 2001. This increased its issued and outstanding shares to 9,950,000 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended.

            In October 2001, we negotiated the cancellation of our agreement with EB Consulting and the shares issuable under that agreement were cancelled. This decreased our issued and outstanding shares to 9,000,000.

PART II, ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         AMP's Certificate of Incorporation, as amended, provides that AMP shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. AMP Certificate of Incorporation, as amended, also provides that a director of AMP shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

         AMP has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, AMP will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

         There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
AMP Productions, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of AMP Productions, Inc. (a development stage company) as of April 30, 2002 and the related statements of operations, stockholders' deficiency and cash flows for the years ended April 30, 2002 and 2001 and for the period from inception on February 16, 2000 through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMP Productions, Inc. (a development stage company) as of April 30, 2002 and the results of its operations and its cash flows for the years ended April 30, 2002 and 2001 and for the period from inception on February 16, 2000 through April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date, a deficit in working capital and a stockholders' deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


     /s/  HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
June 18 , 2002

                              AMP PRODUCTIONS, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                                 April 30, 2002


                                     ASSETS


CURRENT ASSETS:

 Cash                                                    $     569
                                                          --------
  Total Current Assets                                         569
                                                          --------

TOTAL ASSETS                                             $     569
                                                          ========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Accrued expenses (Notes 4 and 5)                        $ 313,000
                                                          --------
  Total Current Liabilities                                313,000
                                                          --------
STOCKHOLDERS' DEFICIENCY:
 Preferred stock at $0.001 par value;
  1,000,000 shares authorized, -0- outstanding                -
 Common stock at $0.001 par value;
  authorized 24,000,000 shares; 9,000,000 shares
  issued and outstanding                                     9,000
 Additional paid-in capital                                  1,000
 Deficit accumulated during the development stage         (322,431)
                                                          --------
  Total Stockholders' Deficiency                          (312,431)
                                                          --------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY           $     569
                                                          ========

   The accompanying notes are an integral part of these financial statements.

                              AMP PRODUCTIONS, INC.
                          (A Development Stage Company)
                            Statements of Operations



                                                              For the
                                                          Cumulative Period
                                                           from February 16,
                              Year Ended      Year Ended   2000 (Inception)
                               April 30,       April 30,     to April 30,
                                 2002            2001           2002
                              -----------     ----------   ----------------

Revenue                      $     -          $     -         $     -

Expenses                        168,000          139,431         322,431
                                -------          -------         -------

Net loss                     $ (168,000)      $ (139,431)     $ (322,431)
                                =======          =======         =======

Basic loss per share         $     (.02)      $     (.01)
                                =======          =======
Weighted average number of
 common shares outstanding    9,000,000        9,000,000
                              =========        =========

















   The accompanying notes are an integral part of these financial statements.

                              AMP PRODUCTIONS, INC.
                          (A Development Stage Company)
                      Statement of Stockholders' Deficiency
           From Inception on February 16, 2000 Through April 30, 2002


                                                                                            Deficit
                                                                                          Accumulated
                                          Common Stock            Additional               During the
                                     ----------------------         Paid-in    Prepaid     Development
                                      Shares        Amount          Capital    Expenses      Stage
                                   ------------- -------------    ----------- ----------  -------------

Inception on February 16, 2000             -      $     -           $   -     $     -      $     -
                                   -------------   ---------         --------  ---------    -----------
Common stock issued for cash at
 $0.001 per share, February 16,
 2000                                 9,000,000        9,000           1,000        -            -

Net loss for the period ended
 April 30, 2000                            -            -               -           -         (15,000)
                                   -------------   ---------         --------  ---------    -----------
Balance, April 30, 2000               9,000,000        9,000           1,000        -         (15,000)

Issuance of shares for services at
 $1 per share (February 15, 2001)       950,000          950         399,050    (400,000)        -

Realization of prepaid expenses            -            -               -        135,000         -

Net loss for the year ended April
 30, 2001                                  -            -               -           -        (139,431)
                                   -------------   ---------         --------  ---------    -----------
Balance, April 30, 2001               9,950,000        9,950         400,050    (265,000)    (154,431)

Realization of prepaid expenses            -            -               -        165,000         -

Amendment and rescission of
 consulting agreements At $1 per
 share (October 15, 2001)              (950,000)        (950)       (399,050)    100,000         -

Net loss for the year ended April
 30, 2002                                  -            -               -           -        (168,000)
                                   -------------   ---------         --------  ----------   -----------
Balance, April 30, 2002               9,000,000   $    9,000        $  1,000  $     -      $ (322,431)
                                   =============   =========         ========  ==========   ===========




   The accompanying notes are an integral part of these financial statements.

                              AMP PRODUCTIONS, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows



                                                              For the
                                                          Cumulative Period
                                                           from February 16,
                              Year Ended      Year Ended   2000 (Inception)
                               April 30,       April 30,     to April 30,
                                 2002            2001           2002
                              -----------     ----------   ----------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net Loss                     $ (168,000)     $(139,431)     $ (322,431)
 Decrease in prepaid
  expenses                       165,000        135,000         300,000
 Increase (decrease) in
  accrued expenses                 3,000         (5,000)         13,000
                               ---------       --------       ---------
Net Cash (Used) by Operating
 Activities                         -            (9,431)         (9,431)
                               ---------       --------       ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES                         -              -               -
                               ---------       --------       ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Issuance of common stock
 for cash                           -              -             10,000
                               ---------       --------       ---------
Net Cash Provided by
 Financing Activities               -              -             10,000
                               ---------       --------       ---------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS:              -            (9,431)         10,000

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                 569         10,000            -
                               ---------       --------       ---------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                $      569      $     569      $      569
                               =========       ========       =========

SUPPLEMENTAL SCHEDULE OF CASH
 FLOW ACTIVITIES:
Cash Paid For:

Interest                      $     -         $    -         $     -
                               =========       ========       =========
Income taxes                  $     -         $    -         $     -
                               =========       ========       =========

NON-CASH FINANCING ACTIVITIES:
Common stock issued for
 prepaid services             $ (400,000)     $ 400,000      $     -
                               =========       ========       =========

    The accompanying notes are an integral part of these financial statement

                              AMP PRODUCTIONS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                 April 30, 2002


NOTE 1 -        ORGANIZATION

         AMP Productions, Inc. (the "Company") was incorporated under the laws of the State of Nevada on February 16, 2000 (inception). The Company, which has not yet begun revenue producing operations, will promote concerts, festivals and other entertainment events. The Company is considered a development stage company as defined by Statements of Financial Accounting Standards No. 7.

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                a.  Accounting Method

                The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on April 30.

                b.  Provision for Taxes

                At April 30, 2002, the Company had net operating loss carryforwards of approximately $322,000 that may be offset against future taxable income through 2021. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

                The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:

                                            For the year ended April 30,
                                               2002                2001
                                             ---------            --------
Income tax benefit at statutory rate         $ 115,000             $ 2,000
Change in valuation allowance                 (115,000)             (2,000)
                                              --------              ------
Total                                        $    -                $  -
                                              ========              ======

                Deferred tax assets (liabilities) at April 30, 2002 are comprised of the following:

                Net operating loss carryforwards           $   123,000
                Allowance                                     (123,000)
                                                             ---------
                Net                                        $      -
                                                             =========

                If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that could be utilized by the Company.

                c.  Cash Equivalents

                The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                d.  Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                e.  Basic Loss Per Common Share

                Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits.


                f.  Recently Issued Accounting Standards

                In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company believes that the adoption of SFAS No. 141 will not have a significant impact on the financial statements.

                In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the

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

                reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for the impairment of existing goodwill and other intangibles. The Company believes that the adoption of SFAS No. 142 will not have a significant impact on the financial statements.


                In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for all fiscal years beginning after June 15, 2002; however, early adoption is encouraged. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001 and supersedes SFAS 121 while retaining many of its requirements. The Company believes that the adoption of SFAS No. 143 and 144 will not have a significant impact on the financial statements.

                In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of these standards will have no impact on the Company's results of operations and financial position.

                g.   Revenue Recognition

                The Company will develop its revenue recognition policies when planned principal operations commence.

                h.   Stock Options and Warrants

                As permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has elected to measure and record compensation cost relative to employee stock option and warrant costs in accordance with Accounting Principles Board (`APB") Opinion 25,

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

                "Accounting for Stock Issued to Employees," and related Interpretations and will make pro forma disclosures of net income and earnings per share as if the fair value method of valuing stock options and warrants had been applied. Under APB Opinion 25. compensation cost is recognized for stock options and warrants granted to employees when the option or warrant price is less than the market price of the underlying common stock on the date of grant.

                i.   Preferred Stock

                The Company Is authorized to issue 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although the Company has no present intention to issue any shares of preferred stock, there can be no assurance that the Company will not do so in the future.

                At April 30, 2002, the Company had no shares of preferred stock issued and outstanding.


NOTE 3 -        GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs to allow it to continue as a going concern. In addition, there is a deficit in working capital and a net stockholders' deficiency. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain financing or if the financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 -        STOCK TRANSACTIONS

         On February 16, 2000, the Board of Directors issued 9,000,000 shares of common stock for $10,000 to the founding shareholders of the Company.

Stock Option Plan

         The Company has a stock option plan which expires ten years from July 15, 2000, the date adopted, and enables it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of

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

1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of April 30, 2002.


Stock Splits


         AMP declared a two for one stock split on January 31, 2001. In May 2001, AMP declared a 2.25 for one forward split of its common stock, effective for holders of record on February 1, 2001. All share and per share amounts disclosed in this prospectus give retroactive effect to those stock splits.


NOTE 4-     CONSULTING AGREEMENTS

         On December 2, 2000, AMP engaged eSAFETYWORLD and an affiliated venture, EB Consulting, to provide under which those entities agreed to provide AMP with:

        o administrative and customer service support;

        o accounting, management and financial services support,

        o office space and telephone services,

        o limited financial assistance to promote concerts,

        o technical assistance in designing, establishing and hosting a website, and

        o technical assistance in implementing the use of smart cards in the purchase of event tickets.

         The agreements were amended in May 2001 with the amended terms being considered to be retroactive to December 2, 2000. The agreements, as amended, had a two-year term. AMP agreed to pay eSAFETYWORLD and EB Consulting aggregate fees of $400,000 (of which $300,000 related to eSAFETYWORLD and $100,000 related to EB Consulting) which at AMP's option could be satisfied by the issuance of an aggregate of 950,000 shares of AMP's common stock. In February 2001, AMP opted to issue the shares of common stock. In addition, eSAFETYWORLD was entitled to receive an aggregate of 15% of AMP's annual pretax income as determined in conformity with generally accepted accounting principles for a period of three years. The agreement with eSAFETYWORLD covered two years and automatically rolled over for an additional one year period on each anniversary date unless cancelled by one of the parties.

         In September 2001, the agreement with eSAFETYWORLD was rescinded, and the 600,000 shares relating to eSAFETYWORLD were canmcelled. The two parties

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

concurrently entered into a new agreement providing for substantially similar services. The initial 600,000 shares were fully earned by eSAFETYWORLD at the time that the new contract was executed. The new contract expired on November 30, 2001 and can be renewed for one-year periods based on the mutual consent of the parties. On December 1, 2001 the agreement was renewed for a one-year period commencing on the effective date of this Form 10 at which time the Company will distribute the 600,000 shares previously earned by eSAFETYWORLD. The Company has the option of issuing 200,000 shares or making a payment of $100,000 to satisfy its obligation in connection with the contract renewal and is obligated to advise eSAFETYWORLD of its decision at the time that work commences. eSAFETYWORLD is no longer entitled to receive a percentage of the Company's revenues. The impact of this amendment will be accounted for in the period in which it occurred.

         One director of the Company is also a director of eSAFETYWORLD. In addition, two of the Company's shareholders who hold approximately 48% of its common stock, are officers and directors of eSAFETYWORLD and partners in EB Consulting. The agreements and related compensation were negotiated by the Company's president who believed that they afforded the Company with its most viable and direct chance of commencing operations.

         In October 2001, the Company negotiated the cancellation of its agreement with EB Consulting, and the shares issuable under that agreement were returned and cancelled. EB Consulting does not have any of the Company's shares nor does it have a right to receive any of the Company's shares.

         The impact of the revision of the agreement with eSAFETYWORLD and the cancellation of the agreement with EB Consulting was accounted for as adjustments to expense in 2001, the period in which the contract modifications occurred. The 600,000 shares that are issuable to eSAFETYWORLD will fully satisfy the liability due to eSAFETYWORLD of $300,000 (included in the caption "Accrued Expenses") at March 31, 2002. Both parties have agreed not to commence work during the renewal period of the consulting agreement until this Form 10 is effective. Therefore, no additional costs will be reflected until such time.

NOTE 5 -  ACCRUED EXPENSES

         Accrued Expenses consist of the following at April 30, 2002:

Due to eSAFETYWORLD (see Note 4)                           $ 300,000

Due to shareholders                                           10,000

Accrued professional fees                                      3,000
                                                             -------
Total                                                      $ 313,000
                                                             =======



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



                                    PART III

          PART III, ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS


(a)     Financial statements filed as part of the Registration Statement


Independent Auditors' Report............................................ 23

Balance Sheet............................................................24

Statements of Operations.................................................25

Statement of Stockholders' Deficiency....................................26

Statements of Cash Flows.................................................27

Notes to the Financial Statements........................................28





(b)      Exhibits



3.1        Articles of Incorporation
3.2        By-Laws
4.1        Specimen of Certificate of Common Stock
10.1       Stock Option Plan
10.2       Amended Consulting Agreement with eSAFETYWORLD, Inc.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMP PRODUCTIONS, INC.



By:/s/ David Brown
       ----------------
       David Brown
       President and CFO



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

       SIGNATURE                     TITLE                     DATE
-----------------------        -----------------           ----------------

/s/ Stephen B. Schneer              Director                June ___, 2002
----------------------
    Stephen B. Schneer

/s/ Bridget C. Owens                Director                June ___, 2002
--------------------
    Bridget C. Owens


_______________________             Director                June ___, 2002



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